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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8 )*

                          STRATEGIC DISTRIBUTION, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.10
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    862701208
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Neil Novikoff, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                    153 East 53rd Street, New York, NY 10022
                                 (212) 821-8000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 16, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [__]

Check the following box if a fee is being paid with the statement [__]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 4 Pages

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                                  SCHEDULE 13D


------------------------------------------    ----------------------------------
CUSIP No.    862701208                        Page    2     of    4      Pages
          --------------------------------          -----       -----
------------------------------------------    ----------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     William R. Berkley

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [__]
                                                                     (b) [__]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                     N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                     [__]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------- --------- ------------------------------------------------
  NUMBER OF SHARES       7      SOLE VOTING POWER
 BENEFICIALLY OWNED             8,536,790  (including  417,182 shares which are
 BY EACH REPORTING              subject  to a call  option and  939,249  shares
    PERSON WITH                 which may be  acquired  upon  exercise of stock
                                purchase options)

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                         0
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                8,536,790  (including  417,182  shares which are
                                subject  to a call  option  and  939,249  shares
                                which may be  acquired  upon  exercise  of stock
                                purchase options)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                         0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                     8,536,790
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [___]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     28.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!               2 of 7
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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                  This  Amendment  No. 8 to Schedule  13D  ("Amendment  No. 8"),
filed on behalf of Mr. William R. Berkley ("Mr. Berkley"), relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Strategic Distribution, Inc. (the "Company"), and amends and supplements Amendment No. 7 to the Schedule 13D, dated June 7, 1996 ("Amendment No. 7"), such Amendment No. 7 which, pursuant to Item 101(a)(2)(ii) of Regulation S-T, amended and restated the
Schedule 13D as originally filed with the Securities and Exchange Commission (the "Commission") on July 20, 1990 (the "Original 13D"), and as previously amended and supplemented on each of January 9, 1991, August 5, 1992, January 8, 1993, December 8, 1993, January 21, 1994, and December 22, 1995 by Amendments No. 1, 2, 3, 4, 5 and 6, respectively, to the Original 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

                  Items 5(a), (b) and (c) are hereby amended and restated in their entirety as follows:

                   (a) Mr. Berkley is the beneficial owner of 8,536,790 shares of Common Stock. Mr. Berkley owns directly 7,597,541 shares of Common Stock, including 417,182 shares which are subject to a call option (as more fully described in Item 6), and owns indirectly 939,249 shares of Common Stock (as more fully described in Item 6) which are subject to currently exercisable stock options, representing 28.1% of the 30,410,905 issued and outstanding shares (including 939,249 shares which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i)) of Common Stock.

                   (b) Mr. Berkley has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 8,536,790 shares of Common Stock (including 417,182 shares which are subject to a call option and 939,249 shares which may be acquired upon exercise of stock purchase options).

                   (c)  By  letter  dated  December  16,  1996,   Mr.   Berkeley
instructed the Company's transfer agent to transfer as gifts an aggregate of 146,108 shares of his Common Stock.

                  Other than as set forth in this Item 5(c), Mr. Berkley has effected no transactions in the Common Stock during the last 60 days.


Item 7   Material to be Filed as Exhibits

                  None


                                Page 3 of 4 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 10, 1997


                                                  WILLIAM R. BERKLEY


                                                  /s/ William R. Berkley
                                                      William R. Berkley











                                Page 4 of 4 Pages
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